Exhibit (h)(12)

SCHEDULE A

TO ACCESS ONE TRUST AMENDED EXPENSE LIMITATION AGREEMENT

PUBLIC FUNDS

Effective February 29, 2008 – February 28, 2009

	Expense Limit
Fund Name	Investor Class	Service Class	Class A
Access Flex High Yield Fund	1.95%	2.95%	2.20%
Access Flex Bear High Yield Fund	1.95%	2.95%	2.20%

SCHEDULE B

VP FUNDS

Effective May 1, 2008 – April 30, 2009

Fund Name	Expense Limit
Access VP High Yield Fund	1.63%
Access VP Bear High Yield Fund	1.63%